Exhibit 99.1

FF301

HKEX
香港交易所

Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities

For the month ended: 30 September 2022 Status: New Submission

To : Hong Kong Exchanges and Clearing Limited

Name of Issuer: MINISO Group Holding Limited

Date Submitted: 07 October 2022

I. Movements in Authorised / Registered Share Capital

☐ Not applicable

1. Type of shares	Ordinary shares	Class of shares	Not applicable	Listed on SEHK (Note 1)	Yes		
Stock code	09896	Description					

Add multi-counter stock code

☐ Manual input	Number of authorised/registered shares	Par value		Authorised/registered share capital	
Balance at close of preceding month	10,000,000,000	USD	0.00001	USD	100,000
Increase / decrease (-)	0			USD	0
Balance at close of the month	10,000,000,000	USD	0.00001	USD	100,000

Total authorised/registered share capital at the end of the month: USD 100,000

Add remarks

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v 1.0.1

FF301v Page 2 of 7 1.0.1II.Movements in Issued Shares 1.Type of shares Ordinary shares Class of shares Not applicable Listed on SEHK (Note 1) Yes + Stock code 09896 Description Add multi-counter stock code Balance at close of preceding month 1,267,152,555 Increase / decrease (-) 0 Balance at close of the month 1,267,152,555 Add remarks

FF301

III. Details of Movements in Issued Shares

(A). Share Options (under Share Option Schemes of the Issuer) ☐ Not applicable

1. Type of shares issuable	Ordinary shares	Class of shares	Not applicable	Shares issuable to be listed on SEHK (Note 1)	Yes
Stock code of shares issuable (if listed on SEHK) (Note 1)		09896			

Add multi-counter stock code

Particulars of share option scheme	Number of share options outstanding at close of preceding month	Movement during the month		Number of share options outstanding at close of the month	No. of new shares of issuer issued during the month pursuant thereto (A)	No. of new shares of issuer which may be issued pursuant thereto as at close of the month	The total number of securities which may be issued upon exercise of all share options to be granted under the scheme at close of the month
1). Share Incentive Plan adopted in September 2020 Exercise Price: USD0.00 - 0.036 Granted on 16/1/2020, 27/9/2020, 15/10/2020 and 15/10/2021	11,449,336	Others	-2,681,492	8,072,844	Auto-fill	0	54,715,080
		(pleae refer to Remarks below)					
		Lapsed	-695,000				
General Meeting approval date (if applicable)							

Total A (Ordinary shares): Auto-fill

Total funds raised during the month from exercise of options: USD 0

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Remarks:

1. MINISO Group Holding Limited (the "Company") granted outstanding options to grantees under the 2020 Share Incentive Plan to acquire an aggregate of 11,449,336 shares. 11,449,336 ordinary shares (i.e. the number of underlying ordinary shares pursuant to the outstanding options granted under the 2020 Share Incentive Plan) have already been issued to certain share incentive award holding vehicles for the vesting and exercise of share options granted. An adjustment of 3,376,492 shares has been made to the number of share options outstanding since the disclosure included in the prospectus dated June 30, 2022 until the end of September 2022. The adjustment represents:
1. 695,000 share options lapsed; and
2. 2,681,492 share options exercised (i.e. which is referred as "Others: -2,681,492' in the table above). The exercise of 2,681,492 share options was satisfied by the existing ordinary shares of the Company previously issued to the share incentive award holding vehicles before the listing of the shares of the Company on the Main Board of The Stock Exchange of Hong Kong Limited on July 13, 2022.

Up to a maximum of 54,715,080 shares may be further issued upon the exercise of the share options to be granted under the 2020 Share Incentive Plan.

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FF301v Page 4 of 7 1.0.1(B). Warrants to Issue Shares of the Issuer which are to be Listed ✔Not applicable Add remarks(C). Convertibles (i.e. Convertible into Issue Shares of the Issuer which are to be Listed) ✔Not applicable Add remarks(D). Any other Agreements or Arrangements to Issue Shares of the Issuer which are to be listed, including Options (other than Share Options Schemes) ✔Not applicable Add remarks(E). Other Movements in Issued Share ✔Not applicable Add remarks Total increase / decrease (-) in Ordinary shares during the month (i.e. Total of A to E) Auto-fill Add remarks

FF301v Page 5 of 7 1.0.1IV.Information about Hong Kong Depositary Receipt (HDR) ✔Not applicable Add remarks

FF301v Page 6 of 7 1.0.1V.Confirmations We hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued by the issuer during the month as set out in Part III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and, insofar as applicable: (Note 2) (i)all money due to the listed issuer in respect of the issue of securities has been received by it;(ii)all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled;(iii)all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv)all the securities of each class are in all respects identical (Note 3);(v)all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance hasbeen made with other legal requirements;(vi)all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue;(vii)completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchaseconsideration for all such property has been duly satisfied; and(viii)the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with theRegistrar of Companies. Add remarksSubmitted by: Ye GuofuTitle: Director(Director, Secretary or other Duly Authorised Officer) Notes1.SEHK refers to Stock Exchange of Hong Kong.

FF301v Page 7 of 7 1.0.12.Items (i) to (viii) are suggested forms of confirmation which may be amended to meet individual cases. Where the issuer has already made the relevant confirmations in a returnpublished under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, no further confirmation is required to be made in this return.3.Identical means in this context:ēthe securities are of the same nominal value with the same amount called up or paid up;ēthey are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); andēthey carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.4.If there is insufficient space, please submit additional document.5.In the context of repurchase of shares:ēshares issuable to be listed on SEHK should be construed as shares repurchased listed on SEHK; andēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares repurchased (if listed on SEHK); andētype of shares issuable should be construed as type of shares repurchased; andēissue and allotment date should be construed as cancellation date6.In the context of redemption of shares: ēshares issuable to be listed on SEHK should be construed as shares redeemed listed on SEHK; and ēstock code of shares issuable (if listed on SEHK) should be construed as stock code of shares redeemed (if listed on SEHK); andētype of shares issuable should be construed as type of shares redeemed; andēissue and allotment date should be construed as redemption date